                         June 1, 2010

Via EDGAR

Ms. Anne Nguyen Parker
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Canadian Superior Energy Inc.
Registration Statement on Form F-3 (File No. 333-166209)

Dear Ms. Nguyen Parker:

Canadian Superior Energy Inc., a corporation organized under the laws of Alberta (the "Company"), hereby respectfully requests, in accordance with Rule 461 under the Securities Act of 1933, as amended, that the effectiveness of the above-referenced Registration Statement be accelerated to 9:30 a.m., eastern time, on Thursday, June 3, 2010 or as soon thereafter as practicable.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the "Commission") or the staff (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the Company's United States counsel, Christopher W. Morgan, at (416) 777-4700 should you have any questions regarding this request.

Very truly yours,

/s/ Robb Thompson
Robb Thompson
Chief Financial Officer